Exhibit 99.1

FOR IMMEDIATE RELEASE                               Contact: Laurie Parker or
November 4, 1998                                             JuliAnne Forrest
                                                             (202) 333-0700


                            PATHNET TAPS BOB FERRY AS
                            CHIEF INFORMATION OFFICER


     Washington, D.C. - Pathnet today announced Bob Ferry as Chief Information Officer (CIO). Mr. Ferry, formerly Chief Technology Officer for Sector Communications, brings over 16 years of telecommunications, technology and corporate development experience to Pathnet's growing management team.

     Pathnet is fast becoming a leading provider of high-quality, low cost, long haul telecommunications capacity to second- and third-tier U.S. markets by upgrading existing wireless infrastructure to a state-of-the-art SONET network.

     As CIO, Mr. Ferry will be responsible for developing and managing Pathnet's information technology architecture strategy and planning processes associated with systems expansion. "Bob's experience will be instrumental in developing and managing Pathnet's strategic information systems to maximize business effectiveness," said Dick Jalkut, President and CEO.

     During his tenure at Sector Communications, Mr. Ferry set the technical direction for two European subsidiaries: a fiber optic telecommunications services provider, and a developer of distributed systems management software. He also managed all local-area-network and data communications systems for the U.S. office, and oversaw all U.S. marketing and sales efforts.


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     Prior to his work with Sector,  Mr. Ferry was the  President and Founder of
Insight Information, where he advised companies on how to maximize information technologies as competitive business tools. Insight Information specialized in evaluating new communications and computing products, technologies, vendors and services for potential use by client companies.

     Before starting Insight Information, Mr. Ferry was Director of Information Systems for Temps & Co., where he managed all aspects of technology, computing, telecommunications, systems and information services staff for fourteen sites in five states. Previously, Mr. Ferry served as Senior Systems Engineer for Spectrum Analysis & Frequency Engineering and as Systems Engineer for DDL-Omni Engineering.

     As of the beginning of June, 49 companies, controlling over 95,000 route miles of private microwave communications systems, have authorized Pathnet in writing to prepare preliminary engineering evaluations of their networks. Pathnet is positioning itself primarily as a "carriers' carrier" to provide a high-capacity, dedicated network to interexchange carriers, local exchange carriers, Internet service providers, Regional Bell Operating Companies, cellular operators and resellers. Pathnet headquarters are located in Washington, D.C., at 1015 31st Street, N.W., Washington, D.C., 20007. For additional information about Pathnet, visit the company website located at www.pathnet.net.

     This press release contains some matters that are forward-looking statements. The reader is cautioned that these forward-looking statements, such as plans to sign additional agreements with private network operators; offer services to telecom service providers; build a digital network; and statements regarding the development of Pathnet's business, and other statements contained herein regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results will be achieved; actual events may differ materially as a result of risks facing Pathnet. For a discussion of factors that could affect the forward-looking statements, see Pathnet's public filings on file with the Securities and Exchange Commission.